Suite 900, 570 Granville Street

Vancouver, British Columbia

V6C 3P1, Canada

January 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Avino Silver & Gold Mines Ltd. Registration Statement on Form F-3 (No. 333-252081) Request for Acceleration Requested Date: January 29, 2021 Requested Time: 4:30 p.m. Eastern Time

Ladies and Gentlemen:

Avino Silver & Gold Mines Ltd. hereby requests that the effective date of its Registration Statement on Form F-3 (File No. 333-252081) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on January 29, 2021, or as soon thereafter as practicable.

If you have any questions regarding this request, please call our counsel Daniel B. Eng of Lewis Brisbois at (415) 262-8508.

Very Truly Yours, Avino Silver & Gold Mines Ltd.

/s/ David Wolfin
David Wolfin,
President and Chief Executive Officer